Exhibit 2.1

From:	Sonoco Products Company 1 North Second Street Hartsville, SC 29550

To:	Titan Holdings Coöperatief U.A. Keizersgracht 555, 1017 DR Amsterdam the Netherlands; and Titan Holdings I B.V. Keizersgracht 555, 1017 DR Amsterdam the Netherlands

June 22, 2024

PROJECT ECHO – PUT OPTION AGREEMENT

Dear Sir/Madam,

Further to our recent discussions relating to the contemplated acquisition by Sonoco Products Company ("we" or the "Buyer") of all of the issued and outstanding equity interests in Titan Holdings I B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, its registered office at Keizersgracht 555, 1017 DR Amsterdam, the Netherlands, and registered with the Dutch trade register under registration number 82439613 (the "Company"), from Titan Holdings Coöperatief U.A., a cooperative with excluded liability (coöperatie met uitgesloten aansprakelijkheid), incorporated under the laws of the Netherlands, having its official seat in Amsterdam, its registered office at Keizersgracht 555, 1017 DR Amsterdam, the Netherlands, and registered with the Dutch trade register under number 82438102 ("you" or the "Seller") (the "Contemplated Transaction"), we are pleased to confirm by this letter (the "Offer Letter") our irrevocable commitment to acquire the Purchased Interests on the terms and subject to the conditions set forth in the equity purchase agreement (including its schedules and exhibits), duly executed by us on the date hereof, attached to this Offer Letter as Appendix 1 (the "SPA").

We acknowledge that, before the Seller is in a position to take any binding decision to sell the Purchased Interests, the European Works Council of the Company Group (the "European Works Council") must be informed and consulted in connection with the Contemplated Transaction, in accordance with the European Works Council Agreement dated June 6, 2024 (the "EWC Agreement", and such information and consultation procedure referred to as the "Consultation Process").

Capitalized terms used in this Offer Letter shall have, unless otherwise defined in this Offer Letter, the meaning given to them in the SPA.

1.	Put Option

1.1	Upon the terms and subject to the conditions set forth in this Offer Letter and the SPA, the Buyer irrevocably undertakes to acquire from the Seller all but not less than all of the Purchased Interests at the price and upon the other terms and subject to the conditions set forth in the SPA (the "Put Option"), and not to withdraw or revoke the Put Option unless the Put Option expires in accordance with the terms of this Offer Letter or this Offer Letter is terminated in accordance with its terms.

1.2	By countersigning this Offer Letter (the date of such signature being referred to as the "Put Option Date"), the Seller accepts the Put Option as an option only, without hereby undertaking to exercise it, subject to the terms of Clause 7 of this Offer Letter.

1.3	The Buyer acknowledges that, following completion of the Consultation Process, the Seller will make a decision in respect of the Contemplated Transaction. Accordingly, the acceptance of the Put Option by the Seller shall not constitute in any manner whatsoever an undertaking by the Seller to sell the Purchased Interests to the Buyer or to sign the SPA but shall only constitute an option available to the Seller, exercisable in the Seller's sole discretion, to sell the Purchased Interests to the Buyer upon the terms and subject to the conditions of the SPA. However, in case of exercise of such an option by the Seller, the Seller shall be bound to sell the Purchased Interests to the Buyer upon the terms and subject to the conditions of the SPA as from the date of the Exercise Notice.

1.4	The Put Option shall remain in force until the earlier of: (i) the date which is the third (3rd) Business Day after the Consultation Process has been fully completed in accordance with the EWC Agreement and (ii) four (4) months from the Put Option Date (the "Put Option Expiration Date") and shall be exercisable by the Seller during the period commencing on the date on which the Consultation Process has been fully completed and ending on the Put Option Expiration Date.

1.5	For the purpose of this Offer Letter, the Consultation Process shall be deemed to have been fully completed on the earlier of (i) the date on which the European Works Council has issued a final opinion regarding the Contemplated Transaction or (ii) failing an express opinion from the European Works Council, the date on which the European Works Council is deemed to have been consulted in connection with the Contemplated Transaction pursuant to the EWC Agreement.

1.6	In order to exercise the Put Option, the Seller must deliver to the Buyer a letter indicating such exercise in the agreed form set forth in Appendix 2 (an "Exercise Notice"), together with a pdf copy of the SPA duly executed by each of the Seller and the Company and, to the extent made available to the Company or the Seller, a copy of the written minutes (or an excerpt thereof) evidencing the European Works Council’s final opinion, or absence of opinion (deemed a negative opinion), as the case may be, with respect to the Contemplated Transaction, each of which shall be attached to the Exercise Notice. For the avoidance of doubt, if a copy of the written minutes (or an excerpt thereof) evidencing the European Works Council’s final opinion, or absence of opinion (deemed a negative opinion), has not been made available then the Exercise Notice may be validly delivered with a written statement of the Seller confirming completion of the Consultation Process (in lieu of such written minutes otherwise required pursuant to the prior sentence hereof). The date of the Exercise Notice shall be referred to as the "Signing Date".

1.7	Each of the parties hereto agree that damages alone would not be an adequate remedy for any breach of its obligations under this Offer Letter and that each party hereto shall be entitled to the remedies of injunction, specific performance or other equitable relief, or any combination of these remedies, for any threatened or actual breach of such obligation, without proving special damages.

2.	Information and consultation process

2.1	By countersigning this Offer Letter, the Seller agrees that it shall use its reasonable best efforts, and shall cause the Company Group to use its reasonable best efforts, to initiate and complete the Consultation Process as promptly as practicable and in any case within the applicable timeframes specified in the EWC Agreement. Accordingly, the Seller shall procure that an initial meeting of the European Works Council will be convened no later than twenty (20) Business Days from the Put Option Date.

2.2	The Buyer shall cooperate in a commercially reasonable manner with the Seller with respect to the Consultation Process and shall:

(a)	provide the Seller with all such information relating to the Buyer or its Affiliates (including with respect to its plans for the Company Group for the future), to the extent that such disclosure of information to the Seller does not violate any Laws or Contract to which the Buyer or its Affiliates are a party, as the Seller, the European Works Council or any expert appointed by the European Works Council may reasonably request for the purposes of the Consultation Process, in each case as soon as practicable and subject to customary confidentiality obligations; provided, however, that Buyer shall not be required to provide (or cause to be provided) any information (x) that would compromise any attorney-client or other similar privilege applicable to such information; or (y) that the Buyer reasonably determines in good faith is competitively sensitive or otherwise confidential (provided, in each case, that the Buyer use reasonable best efforts to make appropriate substitute disclosure arrangements to provide any such information in a manner that will not result in the waiver of privilege applicable to such information or that otherwise protects the sensitivity or confidentiality of such information); and

(b)	procure that, subject to receiving reasonable advance notice, relevant senior Representatives of the Buyer attend any meeting of the European Works Council or meet with any Representative of, or expert appointed by, the European Works Council as the Seller or the European Works Council may reasonably request from time to time, subject to providing, to the extent practicable, the questions reasonably in advance to the Buyer.

2.3	The Buyer undertakes to provide to the Seller promptly and in any case no later than five (5) Business Days from the Put Option Date a document in agreed form presenting the Buyer, including in particular: (i) the Buyer’s background, structure chart, current material assets/investments, and experience in the industry sector; and (ii) the Buyer’s future plans for the Company Group notably with respect to financing, management, employment policy and collective status applicable to employees, combination with and integration within the Buyer’s group, which the Seller may disclose to the European Works Council.

2.4	Neither the Buyer nor the Seller shall (and the Seller shall cause the Company Group not to) do anything in relation to the Consultation Process that is likely to prejudice a timely outcome, and both parties shall consider in good faith any issue or proposal in relation to the Contemplated Transaction that may be raised as part of such Consultation Process (without any binding obligation of any Party to agree to any changes to the terms of the SPA).

2.5	By countersigning this Offer Letter, the Seller undertakes to, and to cause the relevant members of the Company Group to:

(a)	(i) provide to the Buyer for review, reasonably in advance, any material written correspondence, notices and other communications to be furnished or made available to the European Works Council as part of the Consultation Process (including the information document provided to the European Works council to initiate the Consultation Process), (ii) consider in good faith any reasonable comments that the Buyer may make with respect to any such correspondence, notices and other communications; (iii) obtain the Buyer’s prior written consent (not to be unreasonably withheld, delayed or conditioned) with respect to any items relating to the Buyer and its Affiliates in connection with the Consultation Process; and (iv) abstain from (and cause the management to abstain from) making any commitment or representation to the European Works Council (or more generally any employee representatives or employees), in respect of the Buyer’s future plans for the Company Group unless the Buyer has given its prior written consent (not to be unreasonably withheld, delayed or conditioned); and

(b)	keep the Buyer reasonably informed of the status and progress of the Consultation Process and of any important facts or matters in relation thereto, including material questions or comments raised by the European Works Council and in particular of the issuance of the European Works Council’s opinion on the Contemplated Transaction or, failing an express opinion from the European Works Council, the date on which the European Works Council is deemed to have been consulted in connection with the Contemplated Transaction pursuant to the EWC Agreement.

3.	Exclusivity

3.1	By countersigning this Offer Letter, the Seller and the Company undertake, in consideration of the Buyer granting the Put Option, as from the Put Option Date and until the earlier of (i) the Signing Date and (ii) the Put Option Expiration Date (the "Exclusivity Period"), not to, and shall cause their Affiliates and Representatives and the other members of the Company Group not to, directly or indirectly, solicit, knowingly encourage, participate in, initiate, engage in or enter into any negotiation, discussion, Contract, arrangement or understanding with, any Person other than the Buyer and its Affiliates and their respective Representatives, that constitutes or relates to, or could reasonably be expected to lead to, an Acquisition Proposal.

3.2	The Seller and the Company shall, and shall cause their Affiliates and Representatives and the other members of the Company Group to, immediately:

(a)	cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing; and

(b)	terminate access of any Person (other than the Buyer and its Affiliates and Representatives) to any data room hosted in connection any Acquisition Proposal.

3.3	The Seller and the Company shall not, and shall cause their Affiliates and Representatives and the other members of the Company Group not to, release any Person from, or waive any provision of, any confidentiality agreement to which the Company or any of the Company Subsidiaries is a party, without the prior written consent of the Buyer.

3.4	The Seller shall promptly (and in any event within two (2) Business Days thereof) notify the Buyer in writing if the Seller or any of its Affiliates has received, and/or has received subsequent amendments to: (i) any inquiry, expression of interest, proposal or offer relating to or constituting, or that could reasonably be expected to lead to, an Acquisition Proposal; (ii) any request for discussions or negotiations, or any request for information relating to the business of the Company Group in connection with an Acquisition Proposal or a potential Acquisition Proposal; or (iii) any request for access to the business, finances, properties, assets, or the books and records of the Company or any other members of the Company Group in connection with a potential Acquisition Proposal of which Seller or any of its Affiliates is or becomes aware, with such notice to the Buyer indicating the identity of the person making such inquiry or proposal and the terms and conditions of such proposal, if any.

3.5	The Seller shall promptly provide the Buyer with: (i) a copy of any written notice or other written communication from any person informing the Seller or any of their Affiliates that it is considering making, or has made a proposal regarding, an Acquisition Proposal; (ii) a copy of any Acquisition Proposal (or any amendment thereof) received by the Seller or any of its Affiliates; and (iii) such other details of any such Acquisition Proposal that the Buyer may reasonably request, and thereafter the Seller shall promptly keep the Buyer reasonably informed of any material change to the terms of any such Acquisition Proposal.

4.	Other covenants

By countersigning this Offer Letter, the Seller, the Company and the Buyer undertake to comply, as from the Put Option Date, with their respective obligations set out in Sections 7.1 (Conduct of Business of the Company Group), 7.2 (Conduct of Business of the Buyer), 7.3 (Access to Information; Confidentiality; Public Announcements), 7.4 (Filings and Authorizations; Consummation), 7.6 (280G Approval), 7.7 (Labor Matters), 7.8 (State Securities Laws), 7.9 (Further Assurances), 7.15 (Company Obligations in Respect of Buyer Financing), 7.16 (Buyer Obligations in Respect of Buyer Financing), 7.21 (Payoff Letters), 7.22 (Treatment of Existing Notes), 7.25 (Form S-3), 7.28 (Certain Actions) and 7.30 (Certain Restraints) of the SPA as if such provisions were in full force and effect as of the Put Option Date.

5.	Termination of the Offer Letter

5.1	This Offer Letter shall terminate on the earlier of: (i) the Signing Date; and (ii) the Put Option Expiration Date if the Put Option has not been exercised. In no event shall the Buyer be permitted to terminate this Offer Letter or the Put Option, except in accordance with the terms and conditions of Article 10 of the SPA which shall apply mutatis mutandis (assuming for the purposes of this sentence that a breach by the Seller of the terms of this Offer Letter constitutes a breach of the SPA).

5.2	Notwithstanding the termination of this Offer Letter, this Clause 5.2 and Clauses 7, 8, 11 and 12 of this Offer Letter shall continue to apply. Subject to the immediately foregoing sentence, if the Seller has not exercised the Put Option by the Put Option Date, and the Offer Letter terminates in accordance with Clause 5.1 above, the parties shall be released from any liability, except for Fraud or any wilful and material breach of this Offer Letter prior to such termination. The Buyer acknowledges and agrees that neither the Seller nor the Company shall have any liability to the Buyer under this Offer Letter if the Seller exercises the Put Option in accordance with the terms of this Offer Letter. For the avoidance of doubt and notwithstanding anything herein to the contrary, the Termination Costs Payment, reimbursement of fees, costs and expenses of enforcement, and any interest payable pursuant to Clause 7.1 shall be the sole and exclusive remedy of the Buyer with respect to any claim that is solely based upon the circumstances set forth in Clauses 7.1(a) and 7.1(b) and the Seller Breakup Payment, reimbursement of fees, costs and expenses of enforcement, and any interest payable pursuant to Clause 7.4, shall be the sole and exclusive remedy of the Buyer with respect to any claim that is solely based on the circumstances set out in Clauses 7.2(a) and 7.2(b).

6.	Representations and Warranties

Each of the parties to this Offer Letter hereby gives the representations and warranties set forth below to the other parties:

(a)	such party is duly organized and validly existing under the laws of its jurisdiction of incorporation and has full power and authority to enter into and perform its obligations under this Offer Letter;

(b)	the execution and performance by it of this Offer Letter have been duly authorized by the competent corporate bodies of such party and no other corporate action from such party is necessary to authorize its execution and performance; and

(c)	assuming due and valid authorization and execution by the other party, this Offer Letter constitutes a legal, valid and binding agreement of such party enforceable against such party in accordance with its terms.

7.	Break Fee

7.1	In the event that:

(a)	the Consultation Process is (or is deemed) duly completed in accordance with Clause 1.5 above before the Put Option Expiration Date; and

(b)	the Seller fails to exercise the Put Option on or before the Put Option Expiration Date,

the Seller shall within five (5) Business Days of the Put Option Expiration Date, pay the Buyer the amount set out in paragraph (a) of Section 100 of the Disclosure Letter (which shall be exclusive of VAT) in respect of the Buyer’s expenses in connection with the Contemplated Transaction in immediately available funds by electronic transfer to the bank account of the Buyer as notified to the Seller in writing by the Buyer (the "Termination Costs Payment"). If the Termination Costs Payment is not paid on the due date for the payment as set out in this clause 7.1 (the "Termination Costs Payment Due Date"), the Seller shall pay to the Buyer all fees, costs and expenses of enforcement (including reasonable and documented attorneys’ fees as well as reasonable and documented expenses incurred in connection with any Action initiated by the Buyer in connection with such enforcement), together with interest on the Termination Costs Payment at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition shall be payable on the Termination Costs Payment from but excluding the Termination Costs Payment Due Date to and including the date of actual payment calculated on a daily basis.

7.2	In the event that:

(a)	the Buyer validly terminates this Offer Letter pursuant to the second sentence of Clause 5.1 due to a willful and material breach of any of Clauses 3.1 through 3.5 (for the avoidance of doubt after giving effect to any applicable cure period provided for in Article 10 the SPA, it being understood that this clause (a) shall not apply if the Seller has validly exercised the Put Option during such cure period); or

(b)	(i) the Seller does not exercise the Put Option prior to the Put Option Expiration Date, and (ii) within twelve (12) months after the Put Option Date, the Seller or any of its Affiliates enters into a definitive agreement that would result in (A) the direct or indirect acquisition by a Person or group that, in each case, is not an affiliate of the Seller (but excluding portfolio companies of the Sponsors), of all or more than 50% of the Equity Securities of the Company or more than 50% of the consolidated assets of the Company Group or (B) any merger, consolidation or other business combination (with a Person or group that, in each case, is not an affiliate of the Seller, but excluding portfolio companies of the Sponsors) relating to the Company Group, or consummates any such transaction described in clause (A) or (B), the Seller shall pay to the Buyer by way of compensation for any loss suffered the amount (which shall be exclusive of VAT) set out in paragraph (b) of Section 100 of the Disclosure Letter (the "Seller Breakup Payment").

7.3	If the Seller Breakup Payment becomes payable, the Seller shall pay the Seller Breakup Payment in immediately available funds by electronic transfer to the bank account of the Buyer as notified to the Seller in writing by the Buyer within five (5) Business Days of receipt of the Buyer’s notice.

7.4	If the Seller Breakup Payment is not paid on the due date for the payment as set out in the demand for the Seller Breakup Payment issued pursuant to Clause 7.3 (the "Seller Breakup Payment Due Date"), the Seller shall pay to the Buyer all fees, costs and expenses of enforcement (including reasonable and documented attorneys’ fees as well as reasonable and documented expenses incurred in connection with any Action initiated by the Buyer in connection with such enforcement), together with interest at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition percentage shall be payable on the Seller Breakup Payment from but excluding the on the Seller Breakup Payment Due Date to and including the date of actual payment calculated on a daily basis.

7.5	If the Seller has paid in full the Termination Costs Payment to the Buyer pursuant to Clause 7.1 above, then the amount of the Seller Breakup Payment shall be reduced by the amount of such Termination Costs Payment.

7.6	The Seller hereby acknowledges and agrees that each of the Termination Costs Payment and the Seller Breakup Payment is an essential condition for the Buyer to enter into this Offer Letter, and is provided as a counterpart to the undertakings of the Buyer under this Offer Letter and must therefore be regarded, not as a penalty, but as liquidated damages in a reasonable amount that will compensate the Buyer for the efforts and resources expended while negotiating the SPA and this Offer Letter and the Contemplated Transaction on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

8.	Announcement - Confidentiality

With the exception of the announcements in agreed form relating to the Contemplated Transaction, as attached hereto as Exhibit A (the "Announcements"), which shall be made on the Put Option Date (or on such other date as may be agreed between the parties), the provisions of Section 7.3(c) (Publicity) of the SPA shall apply, mutatis mutandis, to this Offer Letter.

9.	Date of the SPA

Buyer and Seller hereby agree that, upon exercise of the Put Option and the execution and delivery of the SPA by the Seller and the Company, (x) the date of the SPA as used therein shall be deemed to be the date hereof and (y) the SPA shall be treated for all purposes (including with respect to the representations, warranties, covenants and agreements therein) as if executed and delivered by both parties on the date hereof, notwithstanding the execution and delivery thereof by Seller and the Company at a later date.

10.	DISCLOSURE LETTERS

Concurrently with the execution of this Offer Letter, (i) the Seller and the Company shall deliver to the Buyer the Disclosure Letter and (ii) the Buyer shall deliver to the Seller and the Company the Buyer Disclosure Letter, the purpose of which is to disclose certain matters which will operate as exceptions to the parties’ respective representations and warranties set out in Sections 4 (Representations and Warranties of the Seller), 5 (Representations and Warranties of the Company) and 6 (Representations and Warranties of the Buyer) of the SPA, as applicable.

11.	Miscellaneous

The provisions of Sections 1.3 (Interpretive Provisions), 11.3 (Expenses), 11.4 (Amendment), 11.5 (Entire Agreement), 11.6 (Headings), 11.7 (Notices), 11.9 (Waiver), 11.20 (Binding Effect; Assignment), 11.11 (No Third Party Beneficiary), 11.12 (Counterparts), 11.18 (Non-Recourse) and 11.19 (Severability) of the SPA shall apply, mutatis mutandis, to this Offer Letter.

12.	Applicable law - Jurisdiction

The provisions of Sections 11.14 (Governing Law and Jurisdiction) and 11.15 (WAIVER OF JURY TRIAL) of the SPA shall apply mutatis mutandis as if references to the “Agreement” and “Parties” (or similar expressions) were respectively to this Offer Letter and the parties hereto.

Yours faithfully,

Sonoco Products Company

/s/ Howard Coker

By: Howard Coker
Title: President & CEO

[Signature Page – Put Option]

This Offer Letter is signed by the Seller and the Company, provided, that in no event shall such signature be construed as an exercise of the Put Option by the Seller, which shall only result from the delivery of an Exercise Notice.

Titan Holdings Coöperatief U.A.

/s/ Florian Küppers

By: Florian Küppers, Managing Director

Titan Holdings I B.V.

/s/ Florian Küppers

By:Florian Küppers, Managing Director

[Signature Page – Put Option]

Appendix 1
SPA

[Appendix omitted. Filed as Exhibit 2.2 hereto]

Appendix 2
Form of Exercise Notice

[On the Seller's letterhead]

[Buyer]

Attention: [●]

[Date]

Dear [●],

We refer to your Offer Letter dated as of [●].

Capitalized terms not otherwise defined in this letter shall have the meaning given to them in the Offer Letter.

This letter constitutes the Exercise Notice, pursuant to which we hereby give notice of our decision to exercise the Put Option, in accordance with Clause 1.6 of the Offer Letter.

In accordance with Clause 1.6 of the Offer Letter, the pdf copy of the SPA duly executed by the Seller and the Company is attached to this Exercise Notice together with, to the extent made available to the Company or the Seller, a copy of the written minutes (or an excerpt thereof) evidencing the European Works Council’s opinion, or absence of opinion (deemed a negative opinion), as the case may be, with respect to the Contemplated Transaction, or a written statement of the Seller confirming completion of the Consultation Process.

For Titan Holdings Coöperatief U.A.:

[Name of signatory]

Exhibit a

ANNOUNCEMENTS